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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                 (Rule 13d-2(a)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A)AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)
                    Under the Securities Exchange Act of 1934
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                       EUROTELECOM COMMUNICATIONS, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                   -------------------------------------------
                                 (CUSIP Number)

                          PHILIP DERRY c/o Eurotelecom
                              Communications, Inc.
                    Mexborough Business Center, College Road,
                      Mexborough, Yorkshire, United Kingdom
                           Tel No. 011-44-1708-590899
   --------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                January 28, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 298 79W 106


1   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Philip Derry
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /__/
(b) /__/
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3   SEC USE ONLY
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4   SOURCE OF FUNDS           PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED KINGDOM CITIZEN
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                   7     SOLE VOTING POWER
                         1,971,760
Number of           ------------------------------------------------
Shares             8     SHARED VOTING POWER
Beneficially             0
Owned by            ------------------------------------------------
Each               9     SOLE DISPOSITIVE POWER
Reporting                1,971,760
Person              ------------------------------------------------
with              10     SHARED DISPOSITIVE POWER
                         0
                    ------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,971,760 shares
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES (See Instructions)               /___/
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    11.0 %
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14  TYPE OF REPORTING PERSON*
       (See Instructions)
    OO
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Item 1. Security and Issuer

     This Statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Eurotelecom Communications, Inc., a Delaware corporation ("Eurotelecom"). Eurotelecom's address is Britannia House, British Fields, Ollerton Road, Tuxford, Nottinghamshire, United Kingdom NG22 OPQ

Item 2. Identity and Background

(a) The name of the person filing this statement on Schedule 13D is Philip Derry

(b) The business address of Philip Derry is Mexborough Business Center, College Road, Mexborough, Yorkshire, United Kingdom.

     (c) Philip Derry is the President/CEO of the registrant, Eurotelecom Communications, Inc., whose address is Mexborough Business Center, College Road, Mexborough, Yorkshire, United Kingdom.

(d) and (e) During the last five years, Philip Derry has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Philip Derry is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration

     The source and amount of funds used by Mr. Derry in making purchases of the Common Stock beneficially owned was personal funds. None of the funds used for the purchases made by Mr. Derry were borrowed. The aggregate purchase price for the shares was $1,500.00

Item 4. Purpose of Transaction

     Mr. Derry acquired the Common Stock beneficially owned by him over a period of years before the Company became a reporting Company subject to rule 13d-1(a) As a result of such acquisitions, Mr. Derry had become and remains a control person of the Issuer and is and expects to continue to be its Director, President and Chief Executive Officer. Except as disclosed in the preceding sentence, Mr. Derry does not currently have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through
(j) of Item 4, except as follows:

    (a) Depending upon market conditions and other factors that he may deem material, Mr. Derry may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that he now beneficially owns or may hereafter acquire in open market or privately negotiated transactions or otherwise. (a) The Issuer has from time to time , and expects, in the future to issue shares of its stock for the purpose of raising additional capital, making acquisitions, rewarding employees, paying consultants and for other proper corporate purposes.

     (b) The Issuer has proposed to amend its certificate of incorporation to
(1) increase the number of shares of Common Stock, $.01 par value it is authorized to issue from 20,000,000 shares to 50,000,000 shares and (2) add a class of shares of common stock to be known as Class A Common Stock, which will have such powers, preferences, rights, qualifications and restrictions, and shall be issued in one or more series, as are determined, from time to time, by the Company's Board of Directors. Although the Issuer's plans may change, its present purpose in adding this class of Common Shares is to enable the Issuer to issue shares of Class A Common Stock with the same powers, preferences, rights, qualifications and restrictions as have been granted to the Company's Common Stock, subject to the limitations that, to the extent lawful, shares of Class A Common Stock may only be acquired by any person who is not a "U.S. Person", and may only be offered or sold in an "Offshore Transaction", as such terms are defined by Rule 902 of Regulation S, as amended from time to time, issued by the Securities and Exchange Commission under the Securities Act of 1933, as amended from time to time, or by any successor rule or regulation.

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     (c) None.

     (d) The reporting persons intend that the number of directors of the Issuer will be increased to seven, to consist of Christopher Robert Akers, John Spackman, Philip Shaun Derry, David Anthony Walton, David Michael Linell, Graham Evan Ford and Andrew Krawchuk.

     (e) The Issuer, at the direction of Mr. Derry, has proposed to amend its certificate of incorporation to (1) change its name to "e-linking inc." (2) increase the number of shares of Common Stock, $.01 par value from 20,000,000 to 50,000,000 and (c) add a class pf shares of common stock known as Class A Common Stock, which will have such powers, preferences, rights, qualifications and restrictions, and shall be issued in one or more series, as are determined, from time to time, by the Company's Board of Directors. Although the Company's plans may change, its present purpose in adding this class of Common Shares is to enable the Company to issue shares of Class A Common Stock with the same powers, preferences, rights, qualifications and restrictions as have been granted to the Company's Common Stock, subject to the limitations that, to the extent lawful, shares of Class A Common Stock may only be acquired by any person who is not a "U.S. Person", and may only be offered or sold in an "Offshore Transaction", as such terms are defined by Rule 902 of Regulation S, as amended from time to time, issued by the Securities and Exchange Commission under the Securities Act of 1933, as amended from time to time, or by any successor rule or regulation.

     (f) None

     (g) None, except as described in item (e) above.

     (h) None

     (i) None

     (j) None.

Item 5. Interest in Securities of the Issuer

     (a) Philip Derry beneficially owns 1,971,760 shares of Common Stock, constituting aggregate beneficial ownership of 11% of the outstanding shares of Common Stock.

     (b) Philip Derry has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by him as is listed by his name above.

     (c) No transactions were effected by Philip Derry during the past sixty days, except for the privately negotiated purchase on January 28, 2000 of 931,820 shares of Common Stock from Peter Drake at a price of $1,500.00.

     (d) No person other than Philip Derry is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

     (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

Not Applicable.


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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth statement is true, complete and correct.

                                     February 15, 2000
                                     -------------------------------------
                                     Date

                                     /s/ Phillip Derry
                                     -------------------------------------
                                     Signature:

                                     Phillip Derry
                                     -------------------------------------
                                     Name/Title


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)